EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD.

2 Dov Friedman Street, Ramat-Gan, 5250301, Israel

Dear Shareholders:

We cordially invite you to the 2014 Extraordinary General Meeting of Shareholders to be held on Wednesday, November 26, 2014 at 11:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to approve the renewal of the indemnification agreements for our officers and directors who are deemed controlling shareholders.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, October 20, 2014, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices (2 Dov Friedman St., Ramat-Gan, 5250301, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)).

Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 - Fax: 03-7530927).

Shareholders of record at the close of business on October 20, 2014 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

Quorum and Voting:

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting. “Exceptional Holdings” are defined in the Israeli Communications, and a description of the definition of “Exceptional Holdings” will be included in the Proxy Statement.

Voting:

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal to be acted upon at the Meeting, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

October 16, 2014

Ami Barlev, Adv.